UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

          [ ] Merger

          [X] Liquidation

          [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)

          [ ]  Election  of  status as a  Business  Development  Company  (Note:
     Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2. Name of fund: Latin America Smaller Companies Fund, Inc.

3. Securities and Exchange Commission File No.: 811-07197

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [X]       Initial Application      [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code): 101 Federal Street, 6th Floor, Boston, Massachusetts, 02110

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Christopher Howe (telephone number (617) 535-0527), c/o First Data Investor Services Group, Inc., Mail Stop 610, 101 Federal Street, Boston, Massachusetts, 02110

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: Same as above

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

          [X]       Management company:

          [ ]       Unit investment trust; or

          [ ]       Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

          [ ]       Open-end       [X]       Closed-end

10. Date the fund filed a notification of registration under section 8(a) of the Act [15 U.S.C. 80a-8(a)]: July 11, 1994

11. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

12. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated: American Express Asset Management International Inc., 11th Floor, Dashwood House, 69 Old Broad Street, London, EC2M1Qs, United Kingdom

13. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Lehman Brothers Inc., 3 World Financial Center, New York, New York 10285

14. If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

15. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ]       Yes       [X]       No

          If Yes, for each UIT state:

                    Name(s):

                    File No.:  811-

                    Business Address:

16. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]       Yes       [ ]       No

If Yes, state the date on which the board vote took place: November 11, 1998

If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]       Yes       [ ]       No

If Yes, state the date on which the  shareholder  vote took place:  December 15,
1998

If No, explain:

II. Distributions to Shareholders

17. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]       Yes       [ ]       No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:
          February 18, 1999 and August 24, 1999

     (b)  Were the distributions made on the basis of net assets?

          [X]       Yes       [ ]       No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]       Yes       [ ]       No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated.

     (e)  Liquidations only:

Were any distributions to shareholders made in kind?

          [ ]       Yes       [X]       No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

18. Closed-end funds only: Has the fund issued senior securities?

          [ ]       Yes       [X]       No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

19. Has the fund distributed all of its assets to the fund's shareholders?

          [ ]        Yes      [X]       No

If No,

     (a) How many shareholders does the fund have as of the date this form is filed? The fund has no shareholders.

     (b)  Describe the relationship of each remaining shareholder to the fund:

20. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]       Yes       [X]       No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

21. Does the fund have any assets as of the date this form is filed?

          [X]       Yes       [ ]       No

If Yes,

     (a) Described the type and amount of each asset retained by the fund as of the date this form is filed: The fund has a cash balance of $18,100 as of October 8, 1999.

     (b) Why has the fund retained the remaining assets? The fund has retained the remaining assets in order to pay outstanding liabilities.

     (c)  Will the remaining assets be invested in securities?

          [ ]       Yes       [X]       No

22.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
certificates if the fund is a face-amount certificate company) or any other liabilities?

          [X]       Yes       [ ]       No

If Yes,

     (a) Describe the type and amount of each debt or other liability: $9,750 fee payable to Toyo Trust for transfer agency services; $1,000 fee payable to ADP for processing dividend files; $3,500 fee payable to First Data Investor Services Group, Inc. for August distribution; $600 fee payable to Investor Communications for printing; and $3,250 for other liquidation expenses.

     (b) How does the fund intend to pay these outstanding debts or other liabilities? The fund will pay these outstanding liabilities with the remaining cash in the fund.

IV. Information About Event(s) Leading to Request For Deregistration

23.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

     (i)  Legal expenses: Please see attached exhibit A

     (ii) Accounting expenses: Please see exhibit A

     (iii) Other expenses (list and identify separately): Please see exhibit A

     (iv) Total expenses (sum of lines (i)-(iii) above): Please see exhibit A

     (b) How were those expenses allocated? The expenses were charged to net assets of the fund prior to liquidation.

     (c)  Who paid those expenses? The expenses were paid by the fund.

     (d) How did the fund pay for unamortized expenses (if any)? They were charged to net assets of the fund prior to liquidation. Unamortized organization costs allocable to seed shares were reduced from liquidation payment on seed shares.

24. Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

          [X]       Yes       [ ]       No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: To be included

V. Conclusion of Fund Business

25. Is the fund a party to any litigation or administrative proceeding?

          [ ]       Yes       [X]       No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

26. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]       Yes       [X]       No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

27.  (a) State the name of the fund surviving the Merger:

     (b) State the file number of the fund surviving the Merger: 811-

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, attached a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Latin America Smaller Companies Fund, Inc., (ii) he is the Assistant Treasurer of Latin America Smaller Companies Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                                                     (Signature)

                                                          /s/ MICHAEL C. KARDOK
                                                              Michael C. Kardok

                      AUTHORIZATION RESPECTING APPLICATION


     Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, as amended, Latin America Smaller Companies Fund, Inc. (the "Applicant") declares that this Application is signed by Michael
C. Kardok, Assistant Treasurer of the Applicant, pursuant to the general authority vested in him as such by the Applicant's Articles of Incorporation and By-Laws and by the resolution of the Applicant's Directors dated November 11, 1998 (as attached hereto).


                                      Latin America Smaller Companies Fund, Inc.

                                                  By:     /s/ MICHAEL C. KARDOK
                                                              Michael C. Kardok
                                                            Assistant Treasurer


Dated:  November 23, 1999

                                  CERTIFICATION


     The undersigned hereby certifies that he is the duly elected Assistant Treasurer of Latin America Smaller Companies Fund, Inc. (the "Applicant"); that, with respect to the attached application (the "Application"), all actions necessary to authorize the execution and filing of the Application under the Articles of Incorporation and By-Laws of the Applicant have been taken and the person signing and filing the Application on behalf of the Applicant is fully authorized to do so; and that the Directors of the Applicant adopted the following resolutions at a meeting of the Board of Directors of the Applicant held on November 11, 1998 in accordance with the By-Laws of the Applicant:

     RESOLVED: That the Directors hereby authorize the appropriate officers of the Fund to liquidate and terminate the Fund, having determined in the exercise of their reasonable business judgement, that the continuation of the Fund is not in the best interests of the Fund or its shareholders; and further

     RESOLVED: That the Plan of Dissolution, Liquidation and Termination of the Fund, in the form presented at this Meeting be, and hereby is, approved; and further

     RESOLVED: That the appropriate officers of the Fund be, and they hereby are, authorized to take all action as they, or any of them, in his or her sole discretion, may determine to be necessary or appropriate to effectuate
     (i) the deregistration of the Fund under the Investment Company Act of 1940, as amended, including the filing of a Form N-8F with the Securities and Exchange Commission and (ii) the dissolution of the Fund, including establishing the record date for the Liquidation Date, notification to the New York Stock Exchange and Osaka Stock Exchange and the execution and filing of the Articles of Dissolution with the Maryland State Department of Assessments and Taxation as appropriate to reflect the dissolution of the Fund; and further

     RESOLVED: That the appropriate officers of the Fund, acting individually or jointly as may be required for regulatory purposes, be, and they hereby are, authorized to take all actions and execute all documents necessary to dissolve and deregister the Fund for federal, state and tax law purposes; and further

     RESOLVED: That the appropriate officers of the Fund be, and they hereby are, authorized and empowered to execute and deliver all instruments and documents and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, in his or her sole discretion, may determine to be necessary or appropriate to carry out the intents and purposes of the foregoing votes, the execution of such instruments and documents or the taking of such actions to be deemed conclusive evidence of said officer's authority; and further

     RESOLVED: That there be, and hereby are, adopted such further votes as are necessary to effect the intents and purposes of the preceding votes; and such votes are to be annexed to these minutes and shall be deemed to be adopted as if fully set forth herein.

     The undersigned also hereby certifies that the shareholders of the Applicant adopted the following resolution at a Special Meeting of Shareholders of the Applicant held on December 15, 1998 in accordance with the By-Laws of the
Applicant:

     RESOLVED: That the plan of complete liquidation and dissolution of the Fund, be, and the same hereby is, ratified, approved and confirmed.


                                                          /s/ MICHAEL C. KARDOK
                                                              Michael C. Kardok
                                                            Assistant Treasurer


Dated:  November 23, 1999

                      STATEMENT OF GROUNDS FOR APPLICATION


Applicant's Representations:


1. On July 11, 1994, Applicant filed a Notification of Registration on Form N-8A to register under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company. On July 11, 1994, Applicant filed a Registration Statement on Form N-2 pursuant to the Securities Act of 1933. Applicant is organized as a Maryland corporation.

2. The Board of Directors of Applicant, including the Directors who are not interested persons, unanimously approved the liquidation at a Meeting of the Board of Directors held on November 11, 1998. Applicant's shareholders approved the liquidation at a Special Meeting of Shareholders held on December 15, 1998.

3. On February 18, 1999 and August 24, 1999, the Applicant distributed its assets to shareholders of the Applicant. The Applicant distributed $5.92 and $0.015, respectively, for each share of common stock issued and outstanding.

4. As of the date of filing of this application, Applicant has no shareholders and no assets other than those necessary to pay oustanding liabilities. Applicant is not a party to any litigation or administrative proceeding. Applicant is not engaged in, nor does it propose to engage in, any business activities other than those necessary to wind up its affairs. Applicant intends to file the appropriate notice of termination with the Office of the Secretary of the State of Maryland to terminate its existence.

                                 FORM OF NOTICE


INVESTMENT COMPANY ACT OF 1940

[Release No.  IC---                         /                          , 1999]

Latin America Smaller Companies Fund, Inc.

Action: Notice of Application for Deregistration under the Investment Company Act of 1940, as amended (the "1940 Act").

Relevant 1940 Act Sections: Application filed pursuant to Section 8(f) of the 1940 Act and Rule 8f-1 thereunder.

Summary of Application: Applicant seeks an order declaring that it has ceased to be an investment company.

Filing Date: The original application was filed on November 23, 1999.

Hearing or Notification of Hearing: If no hearing is ordered, the application will be granted. An order granting the application will be issued unless the Securities and Exchange Commission (the "SEC") orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on ______________, 1999, and should be accompanied by proof of service on the Applicant, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the SEC's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; Applicant, c/o First Data Investor Services Group, Inc., Attn: Christopher Howe, 101 Federal Street, BOS610, Boston, Massachusetts 02110.

For Further Information Contact: ______________, Financial Analyst, (202) ____________, or ______________, Branch Chief, (202) ____________ (Office of
Investment Company Regulation).

Supplement Information: The following is a summary of the application, the complete application is available for a fee from either the SEC's Public Reference Branch in person, or the SEC's commercial copier ____________ (in Maryland ____________).

                        Exhibit A - Liquidation Expenses


Company        Description         Legal     Accounting     Other     Total

Anderson       Legal expenses -    $335                               $335
Mori           02/99

Toyo Trust     Mail liquidation                             $1,604    $1,604
               payment

Toyo Trust     Process liquidation                          $5,111    $5,111
               payment

Anderson       Legal expenses -    $4,922                             $4,922
Mori           12/98 & 01/99

Business       Press release                                $225      $225
Wire

FDISG          Liquidation fee                              $15,000   $15,000

Swidler        Legal expenses      $3,973                             $3,973
Berlin

Bowne          Print proxy                                  $1,513    $1,513

ADP            Mail proxy                                   $173      $173

Toyo Trust     Mail proxy                                   $1,844    $1,844

Marriott       Shareholder                                  $1,692    $1,692
Hotel          meeting

ADP            Proxy                                        $162      $162

ADP            Print proxy                                  $5,546    $5,546

ADP            Proxy fee                                    $3,398    $3,398

FDISG          Proxy fee                                    $2,500    $2,500

Asian Securi-  Print proxy                                  $2,790    $2,790
ties Printing

Swidler        Legal expenses      $20,000                            $20,000
Berlin

Toyo Trust     Process liquidation                          $9,750    $9,750
               payment

Boston Equi-   Liquidation fee                              $22,500   $22,500
serve

ADP            Restore files                                $1,000    $1,000

Investor Com-  Mailings                                     $600      $600
munications

FDISG          Coordinate                                   $3,500    $3,500
               distribution

Other costs                                                 $3,250    $3,250

Total costs                        $29,230                  $82,158   $111,388